UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Northern Genesis Acquisition Corp. III

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

66516W206**

(CUSIP Number)

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Not available. CUSIP is for the Issuer’s Units, each consisting of 1 share of Common Stock and one-quarter warrant.

Page 1 of 10 Pages

CUSIP No. 66516W206

1.	Names of Reporting Persons

NewGen Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

NUMBER OF	5. SOLE VOTING POWER	1,100,000
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	1,100,000
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.9%

12.	Type of Reporting Person (See Instructions)

CO, IA

*	Ownership information above is as of the end of business on April 1, 2021, the business day before the filing date of this Schedule 13G.

Page 2 of 10 Pages

CUSIP No. 66516W206

1.	Names of Reporting Persons

NewGen Holdco Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

NUMBER OF	5. SOLE VOTING POWER	1,100,000
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	1,100,000
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.9%

12.	Type of Reporting Person (See Instructions)

OO, HC

*	Ownership information above is as of the end of business on April 1, 2021, the business day before the filing date of this Schedule 13G.

Page 3 of 10 Pages

CUSIP No. 66516W206

1.	Names of Reporting Persons

NewGen Equity Long/Short Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF	5. SOLE VOTING POWER	723,000
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	723,000
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

723,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.9%

12.	Type of Reporting Person (See Instructions)

CO

*	Ownership information above is as of the end of business on April 1, 2021, the business day before the filing date of this Schedule 13G.

Page 4 of 10 Pages

CUSIP No. 66516W206

1.	Names of Reporting Persons

NewGen Alternative Income Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

NUMBER OF	5. SOLE VOTING POWER	329,000
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	329,000
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

329,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

1.8%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the end of business on April 1, 2021, the business day before the filing date of this Schedule 13G.

Page 5 of 10 Pages

Item 1.

(a)	The name of the issuer is Northern Genesis Acquisition Corp. III (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 4801 Main Street, Suite 1000, Kansas City, MO 64112.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) NewGen Asset Management Limited, a Canadian corporation (the “Investment Manager”); (2) NewGen Holdco Limited, a Canadian company (the “Holdco”); (3) NewGen Equity Long/Short Fund, a Cayman Islands exempted company incorporated with limited liability (“Fund 1”); and (4) NewGen Alternative Income Fund, a Canadian mutual fund trust (“Fund 2”, and together with Fund 1, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is an investment vehicle. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement, other than 48,000 shares of Common Stock directly beneficially owned by a sub-advised account (the “Sub-Advised Account”) of the Investment Manager. The Investment Manager is the investment manager of the Funds and sub-adviser of the Sub-Advised Account. Holdco is the owner of the Investment Manager. The Investment Manager and Holdco may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds and the Sub-Advised Account. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is Commerce Court North, Suite 2900, 25 King Street West, Box 405, Toronto, Ontario M5L 1G3, Canada.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is not available. The CUSIP Number of the Issuer’s Units, each consisting of one share of Common Stock and one-quarter of one redeemable warrant, is 66516W206.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 6 of 10 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the business day before the filing date of this Schedule 13G and is also accurate as of the Event Date of March 24, 2021.

The above percentages of beneficial ownership of each Reporting Person are based on 18,750,000 shares of Common Stock outstanding, as reported by the Issuer in its Form 424B3 Prospectus filed on March 25, 2021.

Please note, the shares of Common Stock reported herein are part of Units, each consisting of one share of common stock and one-quarter of one redeemable warrant, of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)       Not applicable.

(b)       Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021

NewGen Asset Management Limited

NewGen Holdco Limited

NewGen Equity Long/Short Fund

NewGen Alternative Income Fund

By:	/s/ David Dattels
President of the Investment Manager (for itself and on behalf of the Funds), and as authorized signatory for Holdco

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 9 of 10 Pages